Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

December 19, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ameen Hamady

Re:	Roth CH Acquisition V Co. Form 10-K for the fiscal year ended December 31, 2021 Filed April 1, 2022 File No. 001-41105

Dear Mr. Ameen Hamady:

On behalf of our client, Roth CH Acquisition V Co., a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced report for the fiscal year filed on Form 10-K on April 1, 2022 (the “10-K”) contained in the Staff’s letter dated December 9, 2022 (the “Comment Letter”).

For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Form 10-K for fiscal year ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Ameen Hamady December 19, 2022 Page 2

Response: Members of the Company’s sponsor group are not, are not controlled by, and have no substantive ties with, non-U.S. persons. CR Financial Holdings, Inc. is controlled by Byron Roth and Gordon Roth, each a U.S. citizen and who serve as the Company’s Co-Chief Executive Officer and Co-Chairman of the Board and the Company’s Chief Financial Officer, respectively. CHLM Sponsor-5 LLC is controlled by Steve Dyer, a U.S. citizen. John Lipman, the Company’s Co-Chief Executive Officer and Co-Chairman of the Board, Rick Hartfiel, the Company’s Co-President, Aaron Gurewitz, the Company’s Co-President, Andrew Costa, the Company’s Co-Chief Operating Officer, Matthew Day, the Company’s Co-Chief Operating Officer, and Adam Rothstein, Sam Chawla and Pamela Ellison, each a director of the Company, are U.S. citizens. Therefore, the Company believes that it is not considered to be a “foreign person” under the regulations administered by CFIUS and will continue not to be considered as such in the future for so long as the sponsor group has the ability to exercise control over the Company for purposes of CFIUS’s regulations. As a result, the Company does not believe that its ability to complete a business combination with U.S. target company will be subject to review by CFIUS.

Thank you very much for your time and attention in connection with this matter.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Partner